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                          May 29, 2024

       Robert Lisicki
       Chief Executive Officer
       Zura Bio Limited
       1489 W. Warm Springs Rd. #110
       Henderson, NV 89014

                                                        Re: Zura Bio Limited
                                                            Registration
Statement on Form S-1
                                                            Filed May 24, 2024
                                                            File No. 333-279719

       Dear Robert Lisicki:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brandon Fenn